

January 3, 2012

Via Email

James C. Lin, Esq.
Davis Polk & Wardwell LLP
c/o 18th Floor, The Hong Kong Club Building
3A Chater Road
Hong Kong

> **Shanda International Entertainment Limited**
> **Schedule 13E-3**
> **Filed December 5, 2011**
> **File No. 005-80297**

Dear Mr. Lin:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing any information we have requested, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3, filed December 5, 2011

1. We note the statement that "No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person." This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise.

Preliminary Proxy Statement
General

2. We note that in certain parts of the proxy statement you have referred to the fairness determination applicable to "the Company and its shareholders (other than the Buyer Group)," while in other places you refer to the "unaffiliated" shareholders. To avoid ambiguity and to be consistent with the definition in Rule 13e-3(a)(4), please use the term "unaffiliated security holders" or "unaffiliated shareholders and ADS holders of the Company" where appropriate throughout your disclosure.

Summary Term Sheet, page 1

3. Revise the disclosure in the italicized paragraph at the beginning of this section to eliminate the statement that the summary may not contain all of the information that is important to a holder's consideration of the merger. See Item 1001 of Regulation M-A, which requires that the Summary Term Sheet contain the "most material terms of the proposed transaction.

Special Factors, page 24

Background of the Merger, page24

4. Refer to the disclosure concerning the preliminary discussions between Mr. Tianqiao Chen and J.P. Morgan Securities. Explain how the meeting occurred. Did J.P. Morgan or Mr. Chen initiate contact? How did the board choose J.P. Morgan as its financial advisor? See Item 1015(b)(3) of Regulation M-A.

5. We note your disclosure on page 25 that the Buyer Group specifically stated that it had no intention of selling its shares. Disclose how, in the absence of an auction, the filing persons were able to determine that the merger is fair to the unaffiliated unit holders, and explain in greater detail why the Buyer Group rejected this alternative. See Item 1013(b) of Regulation M-A, and Instruction 1 to that Item.

6. Confirm that all of the financial projections or internal financial and operating information furnished by the Company to Merrill Lynch and JPM have been summarized in the proxy statement, or advise us.

7. Please confirm that any materials prepared by Merrill Lynch in connection with its fairness opinion, including any "board books" or any summaries of presentations made to the special committee that are within the scope of Item

1015 of Regulation M-A have been summarized in the disclosure document and (if written) have been filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by Merrill Lynch, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. To the extent applicable and not already disclosed or filed, please revise to summarize all of Merrill's presentations to the special committee or the board and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

8. In the discussion of the conference call that occurred on November 18 (page 29), explain in greater detail what you mean by "the mechanics and timing of up-streaming cash to its off-shore accounts and the anticipated legal and regulatory requirements."

9. Refer to the discussion of the negotiation of the "majority of the minority" and "force the vote" provisions in the merger agreement that took place on November 19 (see page 29). Explain why the board believed that the elimination of the "force the vote" provision removed the need for the protections afforded unaffiliated shareholders by the majority of the minority provision. Expand your disclosure as necessary to clarify this point.

Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 31

10. It appears that many of the factors cited in support of the timing of the transaction have been present for some time. Please revise to provide expanded disclosure regarding the reasons behind each filing persons' choice to engage in the transaction *at this time* as opposed to any other time in the company's history. Please refer to Item 1013(c) of Regulation M-A.

11. Please note that if the filing parties or the board based their fairness determination on the analysis and discussion of factors undertaken by others, they must each expressly adopt the analysis and discussion as their own. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). Please revise to clarify whether each filing person is expressly adopting the analysis of the special committee and Merrill Lynch, or explain how they considered each of the factors listed in Item 1014. Note however, that to the extent such persons did not adopt another party's discussion and analysis or such discussions and analyses do not address each of the factors listed in Item 1014, such filing persons must discuss, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

12. We note your disclosure on page 31 that the Board of Directors, relying in part on the recommendation of the special committee, determined that the transaction was "fair (both substantively and procedurally) to and in the best interests of, the Company and its shareholders (other than the Buyer Group)." Please revise here and throughout the filing to expressly disclose whether the board and the affiliates reasonably believe that the transaction is substantively <u>and</u> procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A and see Question Nos. 19 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).

13. We note your listing of the factors considered by the board in connection with its determination to recommend the merger. Some of the factors listed do not appear to pertain to a finding that the transaction is fair, as required by Item 1014(b) of Regulation M-A. Please revise, considering the items listed below as an example of what we mean:

   - The second, fourth and fifth bullet points on page 32 with respect to the positive factors
   - The second and third bullet points on page 35, under negative factors.

Opinion of the Special Committee's Financial Advisor, page 41

14. We note that the analyses conducted by the financial advisor focused on the price per ADS. Since the ADSs represent two shares, disclose if true that the comparable values also represent two underlying shares. Alternatively, present the disclosure on a per share basis.

15. We note that Merrill performed a Selected Public Trading Comparables Analysis. Please revise to provide disclosure concerning the methodology and criteria used in selecting these companies and transactions. Indicate whether the criteria were consistently applied and, if any company or transaction was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion. Also, please expand the disclosure to more fully explain how Merrill arrived at its benchmark multiples.

16. In your analysis of Discounted Cash Flow, revise the disclosure to include a description of how you chose the discount rates.

17. Please revise to identify the transactions used in the Precedent Going Private Transactions Premiums Analysis.

Annex B. Opinion of Merrill Lynch

18. Please remove the statement in the first sentence of the third-to-last paragraph that

the "letter is for the sole benefit and use of the Special Committee…," as inconsistent with the disclosure relating to the fairness opinion. Alternatively, advise us of the basis for Merrill Lynch's belief that security holders cannot rely upon the report to support any claims against Merrill Lynch arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with Merrill Lynch). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, state that the availability of such state-law defense to Merrill Lynch would have no effect on the rights and responsibilities of either Merrill Lynch or your board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3267 with any questions you may have.

Sincerely,

/s/ JE Griffith

Julia E. Griffith
Special Counsel
Office of Mergers &
 Acquisitions